Filed Pursuant to Rule 424(b)(4)

File No. 333-105699

4,000,000 Shares

ATP OIL & GAS CORPORATION

Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 4,000,000 shares of our common stock for the account of our stockholders named in this prospectus. These stockholders acquired the shares directly from us in a private placement completed on May 14, 2003. We will not receive any of the proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell this common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled “Plan of Distribution.”

Our common stock is listed for trading on The NASDAQ National Market under the trading symbol “ATPG.” On May 29, 2003, the last reported sale price of our common stock on NASDAQ was $4.41 per share. The shares covered by this prospectus may be sold at market prices prevailing at the time of sale or at negotiated prices.

The address of our principal executive offices is 4600 Post Oak Place Dr., Suite 200, Houston, Texas 77027, and our telephone number is (713) 622-3311.

Investing in our common stock involves risks.

See “ Risk Factors,” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 11, 2003

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The common stock is not being offered in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

ADDITIONAL INFORMATION, INCLUDING OUR FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 AND THE NOTES THERETO, AND OUR RECENT QUARTERLY REPORT, IS INCORPORATED IN THIS PROSPECTUS BY REFERENCE TO OUR REPORTS FILED WITH THE SEC. SEE “WHERE YOU CAN FIND MORE INFORMATION.” YOU ARE URGED TO READ THIS PROSPECTUS, INCLUDING THE “RISK FACTORS,” AND OUR SEC REPORTS IN THEIR ENTIRETY.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of important factors. Factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

•	the timing and extent of changes in natural gas and oil prices;

•	the timing of planned capital expenditures;

•	our ability to identify and acquire additional properties necessary to implement our business strategy and our ability to finance such acquisitions;

•	the inherent uncertainties in estimating proved reserves and forecasting production results;

•	operational factors affecting the commencement or maintenance of producing wells, including catastrophic weather related damage, unscheduled outages or repairs, or unanticipated changes in drilling equipment costs or rig availability;

•	the condition of the capital markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

•	costs and other legal and administrative proceedings, settlements, investigations and claims, including environmental liabilities which may not be covered by indemnity or insurance;

i

•	the political and economic climate in the foreign or domestic jurisdictions in which we conduct oil and gas operations, including risk of war or potential adverse results of military or terrorist actions in those areas; and

•	other United States or United Kingdom regulatory or legislative developments which affect the demand for natural gas or oil generally increase the environmental compliance cost for our production wells or impose liabilities on the owners of such wells.

We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

ii

OUR COMPANY

ATP Oil & Gas Corporation, a Texas corporation, was formed on August 8, 1991 and is engaged in the acquisition, development and production of natural gas and oil properties in the Gulf of Mexico and the U.K. and Dutch Sectors of the North Sea. We primarily focus our efforts on natural gas and oil properties with proved undeveloped reserves that are economically attractive to us but are not strategic to major or exploration-oriented independent oil and gas companies.

Our business strategy is to enhance shareholder value primarily through the acquisition, development and production of proved natural gas and oil reserves in areas that have:

•	an existing infrastructure of oil and natural gas pipelines and production/processing platforms;

•	geographic proximity to developed markets for natural gas and oil;

•	a number of properties that major oil companies, exploration-oriented independents and others consider non-strategic; and

•	a relatively stable history of consistently applied governmental regulations for offshore natural gas and oil development and production.

We believe our strategy significantly reduces the risks associated with traditional natural gas and oil exploration. Our focus is to acquire properties that have been explored by others and found to contain proved reserves.

We focus on acquiring properties that contain proved undeveloped reserves that have become non-core or non-strategic to their original owners for various reasons. For example, larger oil companies from time to time adjust their capital spending or shift their focus to exploration prospects with greater reserve potential. Some projects provide lower economic returns to a larger company due to its cost structure. Also, due to timing or budget constraints, a company may be unable or unwilling to develop a property before the expiration of the lease and desire to sell the property before they forfeit their lease rights. Because of our cost structure, expertise in our areas of focus and our ability to develop projects efficiently, these properties may be economically attractive to us.

We also focus on developing projects in the shortest time possible between initial investment and first revenue generated in order to maximize our rate of return. Since we operate a significant number of the properties in which we acquire a working interest, we are able to significantly influence the time of a project’s development. We typically initiate new development projects by simultaneously obtaining the various required components such as the pipeline and the production platform or subsea well completion equipment. We believe this strategy, combined with our ability to evaluate and implement a project’s requirements, allows us to efficiently complete the development project and commence production quickly.

We believe that the following strengths position us to successfully execute our business strategy:

•	Low Acquisition Cost Structure. We believe that our focus on acquiring properties with minimal cash investment allows us to pursue the acquisition, development and production of properties that may not be economically attractive to others.

•	Technical Expertise and Significant Experience. We have assembled a technical staff with an average of over 20 years of industry experience. Our technical staff has specific expertise in the Gulf of Mexico and North Sea offshore property development, including the implementation of subsea completion technology.

•

Operating Control.    As the operator of a property, we are afforded greater control of the selection of completion and production equipment, the timing and amount of capital expenditures and the operating parameters and costs of the project. As of December 31, 2002, we operated 76% of our offshore platforms, all of our subsea wells and all of our properties under development.

•	Employee Ownership. Through employee ownership, we have built a staff whose business decisions are aligned with the interests of our shareholders. As of May 15, 2003 and after the sale of shares pursuant to the private placement, our officers and directors own approximately 59% of our common stock on a fully diluted basis.

•	Inventory of Projects. We have a substantial inventory of properties to develop in both the Gulf of Mexico and in the North Sea. We currently have three developments in the U.K. Sector—North Sea, one development in the Dutch Sector—North Sea that we acquired in 2003 and seven developments in the Gulf of Mexico.

Additional information concerning our Company is included in reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information.” Our principal executive offices are located at 4600 Post Oak Place, Suite 200, Houston, Texas 77027 and our telephone number is (713) 622-3311.

RISK FACTORS

You should read carefully the discussion of the material risks relating to an investment in our common stock discussed in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated by reference.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the common stock offered under this prospectus.

SELLING STOCKHOLDERS

We are registering all 4,000,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of these shares to the selling stockholders in a private placement transaction. We are registering the shares in order to permit the selling stockholders to offer these shares for resale from time to time. The selling stockholders may sell all, some or none of the shares covered by this prospectus. See “Plan of Distribution.” None of the selling stockholders has had any material relationship with us within the past three years other than as a result of the ownership of these shares or other securities of ATP.

The table below lists the selling stockholders and other information regarding the ownership of common stock by each of the selling stockholders.

Selling Stockholder	Number of Shares Owned Prior to Offering(1)		Number of Shares Being Offered	Percentage of Shares Owned Prior to Offering	Shares Owned after Offering(1)(2)
					Number	Percent
Ell & Co.(3)(4)	850,000		850,000	3.49%	0	*
REEFBEND & CO.(5)(6)	500,000	(6)	87,000	2.05%	0	*
Avast & Co.(7)(6)	500,000	(6)	109,500	2.05%	0	*
MARINECREW & CO.(8)(6)	500,000	(6)	68,500	2.05%	0	*
Sandpiper & Co.(9)(6)	500,000	(6)	120,500	2.05%	0	*
SSR Energy & Natural Resources Hedge Fund, LLC(10)(6)	500,000	(6)	55,500	2.05%	0	*

Selling Stockholder	Number of Shares Owned Prior to Offering(1)		Number of Shares Being Offered	Percentage of Shares Owned Prior to Offering	Shares Owned after Offering(1)(2)
					Number	Percent
Raytheon Master Pension Trust(11)(6)	500,000	(6)	46,000	2.05%	0	*
Raytheon Combined DB/DC Master Trust(12)(6)	500,000	(6)	13,000	2.05%	0	*
Bonanza Master Fund, Ltd.	250,000		250,000	1.03%	0	*
Kane & Co.(13)(4)	220,000		220,000	*	0	*
Don A. Sanders Restricted	337,310		200,000	1.39%	137,310	*
Kane & Co.(14)(4)	180,000		180,000	*	0	*
Sanders Opportunity Fund (Institutional), L.P.	158,576		158,576	*	0	*
Ironman Energy Capital, L.P.	150,000		150,000	*	0	*
Lakefront Partners Ltd.	150,000		150,000	*	0	*
Straus Partners L.P.	149,500		43,000	*	106,500	*
FlyLine Holdings, Ltd.	100,000		100,000	*	0	*
Longwood Partners L.P.	100,000		100,000	*	0	*
Dan L. Duncan	100,000		100,000	*	0	*
Patinum Business Investment Company, Ltd.	100,000		100,000	*	0	*
Straus-Gept Partners L.P.	93,500		27,000	*	66,500	*
Katherine U. Sanders	75,000		75,000	*	0	*
Sanders Opportunity Fund, L.P.	61,424		61,424	*	0	*
Wolverine Trading LLC	50,847		50,847	*	0	*
W. Roger Clemens Special Retirement Account	50,000		50,000	*	0	*
Tanya J. Drury	80,850		50,000	*	30,850	*
Paul F. Ferguson, Jr.	50,000		50,000	*	0	*
John M. O’Quinn	55,000		50,000	*	5,000	*
Thomas Brady & Daniel Brady TTEE E.P. Brady Inc. Profit Sharing Plan & Trust	48,900		40,000	*	8,900	*
Bruce Slovin	40,000		40,000	*	0	*
Nolan Ryan	35,000		35,000	*	0	*
Richard J. Heckmann	30,000		30,000	*	0	*
Sam W. Humphreys	30,000		30,000	*	0	*
Leonard Rauch Special	30,000		30,000	*	0	*
Albert L. Rosen	30,000		30,000	*	0	*
Don Weir & Julie Ellen Weir TIC	30,000		30,000	*	0	*
Bill Birdwell & Willie C. Birdwell JTWROS	25,000		25,000	*	0	*
Truk Opportunity Fund, LLC	24,153		24,153	*	0	*
Rex C. Ross	20,000		20,000	*	0	*
Wesley Schaffran	20,000		20,000	*	0	*
Dror Zadok & Helen Zadok TIC	20,000		20,000	*	0	*
Straus-Spelman Partners L.P.	17,000		5,000	*	12,000	*
Christine M. Sanders	15,000		15,000	*	0	*
Brad D. Sanders	10,000		10,000	*	0	*
Susan Sanders Todd Separate Property	10,000		10,000	*	0	*
Laura K. Sanders	10,000		10,000	*	0	*
David Towery	10,000		10,000	*	0	*
Bret D. Sanders	10,000		10,000	*	0	*
Robert Larry Kinney	10,000		10,000	*	0	*
Eric Weir/Separate Property	10,000		10,000	*	0	*
Lisa Dawn Weir	10,000		10,000	*	0	*
Paul Tate & Lara M. Tate TIC	10,000		10,000	*	0	*

TOTAL			4,000,000

*	Less than 1.0%
(1)	Based on total shares outstanding of 24,338,753 at May 13, 2003.
(2)	Assumes that the selling stockholders dispose of all the shares of common stock covered by this prospectus and do not acquire any additional shares of common stock.
(3)	These shares are registered in the name indicated in the table and are held in the account name of “Government of Singapore Investment Company Pte, Ltd Emerging Portfolio.”
(4)	Beneficial ownership of these shares may be attributed to Wellington Management Company, LLP, which shares the power to direct the disposition of the securities pursuant to a management agreement with the selling shareholder.
(5)	These shares are registered in the name indicated in the table and are held in the account name of “State Street Research Small Cap Energy Fund, LLC.”
(6)	Includes shares of common stock owned by funds and accounts managed by State Street Research & Management, all of which they disclaim beneficial ownership. Shares owned after offering assumes all 500,000 shares owned by accounts managed by State Street Research & Management are sold.
(7)	These shares are registered in the name indicated in the table and are held in the account name of “State Street Research Global Resources Fund: A Series of the State Street Research Equity Trust.”
(8)	These shares are registered in the name indicated in the table and are held in the account name of “Bell South Corporation Master Pension Fund.”
(9)	These shares are registered in the name indicated in the table and are held in the account name of “Metropolitan Life Insurance Company Separate Account EN.”
(10)	These shares are registered in the name indicated in the table and are held in the account name of “State Street Research Energy & Natural Resources Hedge Fund, LLC.”
(11)	These shares are registered in the name indicated in the table and are held in the account name of “Raytheon Company Salaried Pension Plan.”
(12)	These shares are registered in the name indicated in the table and are held in the account name of “Raytheon Company Combined DB/DC Master Trust.”
(13)	These shares are registered in the name indicated in the table and are held in the account name of “The Dow Chemical Employees’ Retirement Plan.”
(14)	These shares are registered in the name indicated in the table and are held in the account name of “The Retirement Program Plan for Employees of Union Carbide Corporation.”

PLAN OF DISTRIBUTION

The selling stockholders (or, subject to applicable law, their pledges, donees, distributes, transferees, or successors-in-interest) are offering shares of our common stock that they acquired from us in a private placement transaction. This prospectus covers the selling stockholders’ resale of up to 4,000,000 shares of common stock.

In connection with our issuance to the selling stockholders of the common stock, we are filing a Registration Statement on Form S-3 with the Securities and Exchange Commission. The registration statement covers the resale of the common stock from time-to-time as indicated in this prospectus. This prospectus forms a part of that registration statement. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep it effective for a period not to exceed two years and to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act of 1933 that could arise in connection with the selling stockholders’ sale of the shares covered by this prospectus. We have agreed to pay all reasonable fees and expenses incident to the filing of the registration statement, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock.

The selling stockholders may sell the shares of common stock described in this prospectus directly or through underwriters, broker-dealers or agents. The selling stockholders may also transfer, devise or gift these shares by other means not described in this prospectus. As a result, pledges, donees, transferees or other successors-in-interest that receive such shares as a gift, partnership distribution or other non-sale related transfer may offer shares of the common stock covered by this prospectus. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act of 1933, the selling shareholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may sell shares of common stock from time-to-time in one or more transactions:

•	at fixed prices that may be changed;

•	at market prices prevailing at the time of sale; or

•	at prices related to such prevailing market prices or at negotiated prices.

The selling stockholders may offer their shares of common stock in one or more of the following transactions.

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through options;

•	by pledge to secure debts and other obligations;

•	by a combination of the above methods of sale; or

•	to cover short sales made pursuant to this prospectus.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling stockholders also may sell shares short and deliver the shares to close out such short positions, provided that the short sale is made after the registration statement has been declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling shareholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledge shares pursuant to this prospectus.

The Commission may deem the selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to the “underwriters” within the meaning of the Securities Act. The Commission may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling stockholder has purchased the common stock in the ordinary course of its business, and at the time the selling stockholder purchased the common stock it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling shareholder or any such other person.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of ATP Oil & Gas Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 consolidated financial statements refers to a change to the method of accounting for derivative instruments and hedging activities.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to this offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the attached exhibits.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s Website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington D.C. by calling the SEC at 1-800-SEC-0330.

We also file such information with the Nasdaq National Market. Our reports, proxy and information statements and other information can be read and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to documents previously filed. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities described in this prospectus are sold:

•	the description of our common stock contained in our registration statement on Form 8-A dated January 25, 2001, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock;

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002; and

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2003.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

ATP Oil & Gas Corporation

4600 Post Oak Place, Suite 200

Houston, Texas 77027-9726

(713) 622-3311

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information in this document is current as of any date other than the date on the front page of this prospectus.

YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE STATEMENTS AND REPRESENTATIONS CONTAINED WITHIN THIS PROSPECTUS ARE TRUE AND CORRECT AS OF THE DATE INDICATED ON THE COVER PAGE. THE DELIVERY OF THIS PROSPECTUS DOES NOT, UNDER ANY CIRCUMSTANCES, CREATE THE IMPLICATION THAT THERE HAS BEEN NO CHANGE SINCE THAT DATE. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE REGISTERED SECURITIES TO WHICH THE PROSPECTUS RELATES. MOREOVER, THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY CIRCUMSTANCES IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL.

4,000,000 Shares

ATP OIL & GAS CORPORATION

Common Stock

PROSPECTUS

June 11, 2003